PCMT CORPORATION
4 Nafcha Street
Jerusalem, Israel

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER
________________________________

NO VOTE OR OTHER ACTION OF THE COMPANY’S SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

This Information Statement, which is being mailed on or about May 19, 2008 to the holders of record of shares of common stock, $0.0001 par value (the “Common Stock”), of PCMT Corporation, a Delaware corporation (the “Company”), is being furnished in connection with the appointment of Asher Zwebner to the Board of Directors of the Company. Such appointment was made in connection with the Stock Purchase Agreement dated April 30, 2008 (the “Stock Purchase Agreement”) executed by the Company and Shabtai Shoval, the majority shareholder and Chief Executive Officer of Suspect Detection Systems, Ltd., an Israeli corporation (“SDS”), and all of the remaining shareholders of SDS (together, the “Sellers”).

SDS was founded in the year 2004 by former senior officials of Israeli security and experienced veterans of the high-tech industry. SDS specializes in developing innovative Homeland Security technologies based on extensive counter-terrorism know-how accumulated in Israel and worldwide.

Effective as of April 30, 2008, (i) the Board of Directors of the Company appointed Asher Zwebner as a director of the Company, (ii) Nachman Shlomo Kohen resigned from his position as President and (iii) the Board of Directors elected Asher Zwebner as Chief Executive Officer on an interim basis. Yosef Nachum Bernshten will resign from the Company’s Board of Directors effective ten days after the delivery of this Information Statement. No action is required by the stockholders of the Company in connection with the actions described in this Information Statement. Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), requires the mailing to the Company’s shareholders of this Information Statement prior to a change in a majority of the Company’s directors otherwise than at a meeting of the Company’s shareholders. In addition, upon the consummation of the transactions contemplated by the Stock Purchase Agreement, Mr. Shoval will be appointed Chief Executive Officer of the Company for a term of 3 years.

Pursuant to the Stock Purchase Agreement, at closing (the “Closing Date”) the Company will issue (i) 21,768,063 shares (the “Consideration Shares”) of Common Stock, to the Sellers in exchange for all of the issued and outstanding share capital of SDS, and (ii) options (the “Company Options”) to purchase 6,831,937 shares of Common Stock (the “Underlying Shares”), at an exercise price of $0.0001per share at any time on or before the tenth anniversary of issuance of the Company Options, to the holders (the “SDS Optionees”) of options to purchase shares in SDS. On the Closing Date SDS will become a wholly-owned subsidiary of the Company. The Consideration Shares and the Underlying Shares (collectively the “Closing Consideration”) are intended to represent 31% of the Net Number of Common Stock. The Net Number of Common Stock comprises (i) all of the issued and outstanding shares of Common Stock, excluding the Escrowed Shares (defined below), on the earlier of (a) the date (the “Investment Target Achievement Date”) on which the aggregate amount of subscriptions for the Company’s securities since October 2, 2007 equals or exceeds $1.5 million (the “Investment Target”), and (b) December 1, 2008 (the “Investment Target Cut-Off Date”), plus (ii) all of the shares of Common Stock in excess of 500,000 shares that are issuable upon exercise of options, warrants or pre-emptive rights granted by the Company after the date of the Agreement and on or before the earlier of the Investment Target Achievement Date and the Investment Target Cut-Off Date (the earlier of the Investment Target Achievement Date and the Investment Target Cut-Off Date is referred to hereinafter as the “Break Date”).

In the event that the Closing Consideration represents less that 31% of the Net Number of Common Stock on the Break Date, the Company shall issue and deliver additional shares of Common Stock to the Sellers on a pro-rata basis (the “Additional Shares”), and the number of Underlying Shares that are issuable upon exercise of the Company Options will be automatically increased on a pro-rata basis (the difference between the number of Underlying Shares before and after this automatic increase is referred to hereinafter as the “Additional Underlying Shares”), so that the aggregate of the Closing Consideration, the Additional Shares and the Additional Underlying Shares shall represent 31% of the Net Number of Common Stock on the Break Date.

On the Closing Date, Yosef Nachum Bernstein, a director and major shareholder of the Company, will deposit 7 million shares of Common Stock in escrow (the “Escrowed Shares”), pursuant to an escrow agreement by and among the Company, the Sellers and the escrow agent (the “Escrow Agreement”). If the Investment Target is achieved on or before the Investment Target Cut-Off Date, the Escrowed Shares shall be cancelled and returned to the Company’s treasury. If the Investment Target is not achieved on or before the Investment Target Cut-Off Date, a portion of the Escrowed Shares will be released from escrow and allocated to the Sellers on a pro-rata basis, and the number of Underlying Shares that are issuable upon exercise of the Company’s Options will be automatically increased on a pro-rata basis. Any Escrowed Shares not allocated to the Sellers or utilized to increase the number of Underlying Shares will be cancelled and returned to the Company’s treasury.

There are currently 68,803,336 shares of Common Stock outstanding. As a result of the consummation of the transactions contemplated by the Stock Purchase Agreement, the Board consists of two members Asher Zwebner and Yosef Nachum Bernshten. Mr. Bernshten will resign as a director of the Company effective ten days after the mailing of this Information Statement, and following such date, Mr. Zwebner shall remain as the sole director of the Company.

This description of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Stock Purchase Agreement, which is attached as exhibit to the Current Report on Form 8-K filed by the Company on May 6, 2008 with the Securities and Exchange Commission.

The information contained in this Information Statement concerning SDS has been furnished to the Company by SDS and the Company assumes no responsibility for the accuracy or completeness of such information. The principal executive offices of the Company are currently located 4 Nafcha Street, Jerusalem, Israel.

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below is the name, age and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of the current directors and executive officers of the Company as of May 12, 2008.

Name	Age	Positions and Offices

Asher Zwebner	43	Chief Executive Officer, Chief Financial Officer and Director

Yosef Nachum Bernstein	25	Director

Asher Zwebner, age 44, is currently the Chief Financial Officer of the Company. He is also the Chief Financial Officer of SinoBiomed Inc., a publicly traded company. Since November 2004 until October 2006, Mr. Zwebner was a director of SinoBiomed Inc. He also served as the Chief Financial Officer of ForexManage Ltd., a private hi-tech developer of Internet-based foreign exchange and risk management solutions based in Israel from May 2002. Prior to that, Mr. Zwebner served as the Chief Financial Officer of SMC Ventures.com and for Britannica.com, both private companies located in Israel. From 2000 through 2002, Mr. Zwebner served as a consultant for SMC Ventures, a strategic services firm which provides business consulting services for startup and established companies. From 1995 through 2000 Mr. Zwebner was a senior manager at Kost Forer and Gabbay (a division of Ernst and Young in Israel). Mr. Zwebner is a CPA in Israel and the United States, and received a BS Degree in Accounting and Finance from Touro College in 1988.

Yosef Nachum Bernshten has been a Director since we were incorporated on October 5, 2006. Mr. Bernshten also served as the Company’s Secretary From October 5, 2006 to April 30, 2008. From June 2006 to present, he has been a Director of P.C.M.T. Video Ltd. From 2001 to present, he has been the Director and owner of Bar Advertising Ltd., an Israeli Company.

The directors of the Company have been elected to serve until the next annual meeting of stockholders and until their successor(s) have been elected and qualified, or until death, resignation or removal. Directors of the Company do not receive any compensation for their services as members of the Board of Directors, but are entitled to reimbursement for expenses incurred in connection with their attendance at Board of Directors' meetings. Officers are appointed by the Board of Directors and serve at the discretion of the Board.

To the best of the Company’s knowledge, there are no proceedings to which any of the foregoing individuals or any associate of any such person, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Prior to the appointment of Asher Zwebner as director, he was not a director of the Company but he was appointed as Chief Financial Officer of the Company, pursuant to Employment Agreement dated October 23, 2007. Asher Zwebner has consented to serve as a director of the Company, to the best of the Company’s knowledge, Asher Zwebner (i) does not have a family relationship with any of the directors, executive officers or control persons of the Company; (ii) does not beneficially own any equity securities, or rights to acquire any equity securities of the Company; (iii) has not been involved in any transactions with the Company, nor has he had any business relationships with the Company or any of its directors, executive officers or affiliates of the type required to be disclosed pursuant to Rule 14f-1 under the Exchange Act; and (iv) has not been the subject of any civil regulatory proceeding or any criminal proceeding.

Section 16(a) Beneficial Ownership Reporting Compliance

Pursuant to Section 16(a) of the Securities Exchange Act of 1934 and the rules issued thereunder, our directors and executive officers and any persons holding more than 10% of our common stock are required to file with the Securities and Exchange Commission reports of their initial ownership of our common stock and any changes in ownership of such common stock.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors has not established audit, nominating and compensation committees. The Board is of the opinion that such committees are not necessary since the Company has had only two directors and, until the effective date of this Information Statement, such directors have been performing the functions of such committees.

The Company does not currently have a process for security holders to send communications to the Board.

EXECUTIVE COMPENSATION

We have not paid, nor do we owe, any compensation to our executive officers except that we issued 2,500,000 shares of our common stock to Mr. Yosef Nachum Bernshten in exchange for services in the amount of $250. On November 6, 2007, our shares of common stock were forward split on the basis of 1 for 10.

Effective October 23, 2007, the Company, entered into an Employment Agreement with Asher Zwebner, pursuant to which Mr. Zwebner was employed as the Chief Financial Officer of the Company. Pursuant to the Employment Agreement, Mr. Zwebner receives a base salary of $3,000 per quarter and $5,000 per annual audit.

No options were granted to any employee or executive officer.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table lists, as of May 14, 2008, the number of shares of Common Stock beneficially owned by (i) each person or entity known to the Company to be the beneficial owner of more than 5% of the outstanding common stock; (ii) each officer and director of the Company, and (iii) all officers and directors as a group. Information relating to beneficial ownership of common stock by our principal stockholders and management is based upon information furnished by each person using “beneficial ownership” concepts under the rules of the Securities and Exchange Commission. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the voting of the security. The person is also deemed to be a beneficial owner of any security which that person has a right to acquire beneficial ownership of within 60 days. Under the Securities and Exchange Commission rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest. Except as noted below, each person has sole voting and investment power.

The percentages below are calculated based on 68,803,336 shares of Common Stock issued and outstanding. Unless otherwise indicated, the business address of such person is 4 Nafcha Street, Jerusalem, Israel.

Officers, Directors, 5% Shareholder	No. of Shares	Beneficial Ownership

Asher Zwebner	0	0%

Yosef Nachum Bernshten	11,000,000 (1)	36.34%

All directors and executive officers as a group (2 persons)	11,000,000 (1)	36.34%

(1) Pursuant to the terms of the Escrow Agreement, on the Closing Date, Yosef Nachum Bernstein, a director and major shareholder of the Company, will deposit 7 million shares of Common Stock in escrow.

CHANGE IN CONTROL

The statements made in this Information Statement referencing the Stock Purchase Agreement are qualified in their entirety by reference to the text of said agreement, and are expressly made subject to the more complete information set forth therein. The full text of the Stock Purchase Agreement is attached as an exhibit to this Information Statement.

Effective as of April 30, 2008, (i) the Board of Directors of the Company appointed Asher Zwebner as a director. In addition, Yosef Nachum Bernshten will resign from the Company’s Board of Directors effective ten days after the delivery of this Information Statement. No action is required by the stockholders of the Company in connection with the actions described in this Information Statement. Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), requires the mailing to the Company’s shareholders of this Information Statement prior to a change in a majority of the Company’s directors otherwise than at a meeting of the Company’s shareholders.

Pursuant to the terms of the Stock Purchase Agreement, as long as the Sellers (i.e., the shareholders of SDS) hold 5% of the outstanding common stock of the Company, Mr. Shoval has the right to appoint one member to the Board of Directors of the Company.

There are currently no arrangements or understandings among, on one hand, members of the former control group and on the other hand, the new control group and their associates, with respect to the election of directors of the Company or other matters, other than the appointment of Mr. Zwebner as a director of the Company as described above.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Other than as described in this Information Statement, none of the following parties has, since the date of incorporation of the Company, had any material interest, direct or indirect, in any transaction with the Company or in any presently proposed transaction that has or will materially affect us:

-	any of our directors or officers;
-	any person proposed as a nominee for election as a director;
-	any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock; or
-	any relative or spouse of any of the foregoing persons who has the same house as such person.